FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

ASTRAZENECA ISSUES UPDATE ON STRATEGY TO DELIVER VALUE TO SHAREHOLDERS

The Board of AstraZeneca PLC ("AstraZeneca" or "the Company") is today publishing a presentation updating on the continued progress in executing its strategy, which centres on achieving scientific leadership, strengthening its growth platforms and returning to growth. The presentation will demonstrate AstraZeneca's excellent growth prospects, rapidly progressing pipeline and the future delivery of shareholder value as an independent company. The presentation and the contents of this announcement are based on the key sources, bases and assumptions set out at the end of this announcement.

In addition, the Company is providing new, long-term, financial targets which highlight the significant potential for shareholder value creation. From 2017 to 2023 AstraZeneca is targeting strong and consistent revenue growth leading to annual revenues of greater than $45 billion by 2023. Operating leverage is expected to result in core earnings growth in excess of revenue growth during this period.

Transformation of AstraZeneca is well underway

AstraZeneca has achieved momentum in the delivery of its clearly defined strategic objectives:

• Under the new management team, AstraZeneca is executing its strategy successfully and is re-positioned for a return to growth;
• Significant transformation of the pipeline has already been delivered since 2012;
• Scientific discoveries have been accelerated to extend the late stage pipeline, including access to multiple technologies which place AstraZeneca at the heart of immuno-oncology development; and
• Five key growth platforms are sustaining near-term growth and AstraZeneca remains confident that 2017 revenues should be broadly in line with 2013.

AstraZeneca has a growing and accelerating late stage pipeline

The progressive changes AstraZeneca has made have fuelled the transformation of the pipeline. The presentation demonstrates:

• A comprehensive portfolio strongly positioned to exploit synergistic combinations of small molecules and biologics in oncology;

•   Key mid-stage pipeline assets showing significant promise, including MEDI4736, AZD9291, olaparib, PT003 & PT010 (LABA/LAMA and triple LABA/LAMA/ICS), benralizumab, and the fixed dose combination saxagliptin/dapagliflozin;

• Accelerated timelines set out for key Phase II and Phase III assets;
• Near term value driven by multiple data readouts, regulatory milestones and 19 NME candidates for registration trial starts in 2014/15;

•   Attractive optionality with additional assets showing significant promise: AZD3293/(BACE), brodalumab, roxadustat, anifrolumab/sifalimumab, tralokinumab, mavrilimumab and a broad immuno-oncology portfolio; and

• Aggregate risk-adjusted pipeline peak year sales potential of around $23 billion and non risk-adjusted pipeline peak year sales potential of around $63 billion.

New long-term revenue targets for AstraZeneca's five key growth platforms

AstraZeneca has sharpened its focus on five key growth platforms and the presentation sets out its long-term revenue targets:

• Brilinta ~$3.5 billion in 2023, driven by investment in on-going clinical studies to access broader opportunities;

•   Diabetes ~$8 billion in 2023, reinforced by the strong launch of Farxiga/Forxiga in the US and Germany, the fixed dose combination saxagliptin/dapagliflozin, and the rapid integration of the BMS alliance;

• Respiratory ~$8 billion in 2023, driven by a strong current product franchise and a diverse emerging pipeline covering a broad set of patients;
• Emerging Markets - mid-to-high single-digit growth, building on the growth in China and introduction of innovative products. Q1 growth in China of 22% (at CER); and
• Japan - low single-digit growth, sustained by key products including Nexium, Crestor and Symbicort which enjoy medium-term market exclusivity.

New financial targets

In March 2013 AstraZeneca announced its new strategy. As part of its annual planning process later in 2013 it revised its ten year business plan to reflect this new strategy. This is the basis of the new information published today which sets out the financial targets underpinning the Board's confidence in AstraZeneca's independent strategy:

•   The Company continues to invest in the key growth platforms, maximising the impact of new product launches and benefits of 2013 business development activity. As previously stated, the Company expects 2017 revenues will be broadly in line with those of 2013;

•   From 2017 to 2023 AstraZeneca is targeting strong and consistent revenue growth leading to annual revenues of greater than $45 billion by 2023, and operating leverage is expected to result in core earnings in excess of revenue growth during this period.

Pascal Soriot, Chief Executive of AstraZeneca, said: "AstraZeneca is completing its transformation, and now has the right size, focus and team to deliver on one of the most exciting pipelines in the pharmaceutical industry. We have fostered a culture of innovation where science is at the heart of what we do and today we set out the greatly improved quality of our mid and late stage pipeline and its significant commercial potential. We are continuing to create significant value for shareholders from our independent strategy."

Leif Johansson, Chairman of AstraZeneca, said: "The increasingly visible success of our independent strategy highlights the future prospects for our shareholders. These are benefits that should fully accrue to AstraZeneca's shareholders."

Additional information

Today's presentation also includes the following information in relation to non risk-adjusted peak year sales estimates for key pipeline assets:

• Non-risk adjusted peak year sales potential for AstraZeneca's key pipeline assets:

o MEDI4736 (inc. combination therapies) ~$6.5 billion (compared to analyst estimates of $2 billion - $7 billion);

o AZD9291 (monotherapy) ~$3 billion (compared to analyst estimates of $1 billion - $2 billion);

o Olaparib ~$2 billion (compared to analyst estimates of $1.5 billion - $3 billion);

o PT003 / PT010 ~$4 billion (compared to analyst estimates of $3.5 billion - $4 billion);

o Benralizumab ~$2 billion (compared to analyst estimates of $1 billion - $2 billion); and

o Saxagliptin/dapagliflozin fixed dose combination ~$3 billion.

• Non-risk adjusted peak year sales potential for AstraZeneca's four further pipeline assets:

o Brodalumab ~ analyst estimates of $0.5 billion - $1.5 billion;

o Anifrolumab/sifalimumab ~$1 billion (compared to analyst estimates of $0.2 billion - $1 billion);

o Roxadustat/FG-4592 ~ analyst estimates of $1 billion - $2.5 billion; and

o AZD3293 (BACE) ~$5 billion (compared to analyst estimates of $0.5 billion - $3 billion).

Key sources, bases and assumptions

The AstraZeneca forecasts and targets in this announcement and the presentation are derived from the AstraZeneca Long Range Plan for 2014 to 2023 (the "LRP"), the AstraZeneca papers produced to support the LRP and AstraZeneca papers subsequently produced as part of the business planning process. AstraZeneca produces a long range plan annually. The LRP was updated in the last quarter of 2013 and was reviewed by the Board of Directors in December 2013, and then, following revisions to reflect the acquisition of BMS' interest in the Diabetes franchise, reviewed by the Board of Directors in January 2014. The forecasts and targets are based on AstraZeneca's risk adjusted measures, where applicable.

Peak year sales referred to in this announcement and the presentation are AstraZeneca management estimates for the highest annual net sales. Estimates are made based on customary forecasting methodologies used in the pharmaceutical industry. Many of the peak year sales occur in years later than 2023, but are consistent with the plans and projections of the LRP period. Analyst estimates referred to in the announcement are set out in the slide presentation.

Peak year sales may occur in different years for each NME depending on trial outcomes, launch dates and exclusivity periods amongst other things. The aggregation is for the peak year sales of each NME and not for one particular year. The peak year sales are net sales at nominal values and are undiscounted.

Risk-adjusted peak year sales are non-risk adjusted peak year sales adjusted for the individual probability of launch of each NME and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

The development life cycle of pharmaceutical products is such that there is a range of possible outcomes from clinical development driven by numerous variables including safety, efficacy and product labelling as well as commercial factors including the patient population, the competitive environment, pricing and reimbursement. Accordingly, the actual revenues achieved in due course will be different, perhaps materially so, from the risk adjusted sales figures in this announcement and the presentation and should be considered in this light.

In the case of the calculation of the aggregate risk-adjusted peak year sales potential of around $23 billion and non risk-adjusted peak year sales of around $63 billion, they each include each NME and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2023.

The long-term revenue targets in this announcement and the presentation are consistent with the LRP for the period 2014-2023 at constant exchange rates, reflecting net sales. They reflect revenue forecasts adjusted for the individual probability of launch of each NME and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

Attention is drawn to the notice set out under the heading Forward Looking Statements below.

A presentation for analysts and investors will be held at 13:00 BST and can be joined live, via teleconference and webcast. Details can be found on the AstraZeneca Investor Relations website www.astrazeneca.com/investors

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                        +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                        +44 20 7604 8034 (UK/Global)
Jacob Lund                                 +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                                    +44 20 7604 8123                   mob: +44 7789 654364
Colleen Proctor                          +1 302 886 1842                     mob: +1 302 357 4882
Anthony Brown                        +44 20 7604 8067                   mob: +44 7585 404943
Jens Lindberg                            +44 20 7604 8414                   mob: +44 7557 319729

Adviser Enquiries
Robey Warshaw:                      Simon Robey                        +44 20 7317 3900
                                                     Simon Warshaw

Evercore Partners:                    Francois Maisonrouge       +1 212 857 3100
Goldman Sachs:                        Karen Cook                          +44 20 7774 1000
                                                    Phil Raper (Corporate Broking)
Morgan Stanley:                      Colm Donlon                       +44 20 7425 8000
                                                   Andrew Foster (Corporate Broking)

Further Information

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the matters referred to in this announcement.

Evercore Partners International LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Evercore Partners International LLP, nor for providing advice in relation to the matters referred to in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this announcement.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to AstraZeneca, and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. International plc, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than AstraZeneca for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward-Looking Statements
This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Proposal, and other information published by AstraZeneca contain statements which are, or may be deemed to be, "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AstraZeneca about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Although AstraZeneca believes that the expectations reflected in such forward-looking statements are reasonable, AstraZeneca can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of AstraZeneca's products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as AstraZeneca expects; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with AstraZeneca's employees; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither AstraZeneca nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations, AstraZeneca is not under any obligation, and AstraZeneca expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Nothing in this announcement or the presentation should be construed as a profit forecast.

6 May 2014
-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary